Form 6-K
No. 1

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                            July                                                                               2004,

Commission file number:   0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: July 19, 2004	By	/s/ William G. E. Jacobs

HALF-YEARLY REPORT, 2004
Stockholm, July 16, 2004

•	Net sales for the first half amounted to SEK 62,443m (65,375) and net income to SEK 1,743m (2,857), corresponding to SEK 5.70 (9.05) per share

•	Operating income for the second quarter adversely affected by a charge of SEK 167m for the closure of the Västervik plant and SEK 239m for settlement in a vacuum-cleaner lawsuit

•	Cash flow improved substantially in both the second quarter and half year

•	Higher operating income and margin for Consumer Durables in Europe and Rest of the world

•	Substantially lower operating income for floor-care products in North America, decision taken on restructuring

•	Brand spending increased by SEK 225m compared to first half 2003, mainly within Consumer Durables in Europe and in North America

Contents

2	Comments from the CEO

5	Net sales and income

6	Outlook

7	Cash flow

7	Financial position

8	Value created

9	Operations by business area

12	Structural changes

12	Redemption and repurchase of shares

15	Financial statements

23	Definitions

	Second	Second		First	First
	quarter	quarter		half	half
Amounts in SEKm, unless otherwise stated	2004	2003	Change	2004	2003	Change
Net sales	31,950	33,313	-4.1%	62,443	65,375	-4.5%
Operating income1)	1,759	2,409	-27.0%	2,485	4,207	-40.9%
Operating income, excl. items affecting comparability	2,165	2,409	-10.1%	3,870	4,207	-8.0%
Margin, %	6.8	7.2		6.2	6.4
Income after financial items1)	1,715	2,334	-26.5%	2,363	4,132	-42.8%
Income after financial items, excl. items affecting comparability	2,121	2,334	-9.1%	3,748	4,132	-9.3%
Margin, %	6.6	7.0		6.0	6.3
Net income1)	1,211	1,611	-24.8%	1,743	2,857	-39.0%
Net income, excl. items affecting comparability	1,499	1,611	-7.0%	2,641	2,857	-7.6%
Net income per share, SEK1) 2)	3.95	5.10		5.70	9.05
Net income per share, excl. items affecting comparability, SEK2)	4.95	5.10		8.65	9.05
Value creation	1,177	1,279	-8.0%	1,953	2,010	-2.8%
Return on equity, %1)				13.6	20.5
Return on equity, excl. items affecting comparability, %				20.6	20.5

1)	Income for the second quarter of 2004 includes items affecting comparability in the amount of SEK -406m (0) and for the first half SEK -1,385m (0).

2)	Based on an average of 304.1 (314.0) million shares after share redemption and buy-backs for the second quarter and 305.4 (315.1) million for the first half of the year.

COMMENTS FROM THE CEO

The trends in Group sales, income and cash flow during the first half of 2004 were generally in line with our expectations. According to plan, investments were increased in product development and in brand-building. At the same time, we were faced with substantially lower operating income for floor-care products, a downturn in income in Australia and higher costs for steel particularly in the second quarter. The major part of these pressures on margins were offset through improved price/mix, savings in purchasing and rationalization in other parts of the Group.

Continued implementation of strategy
 We continued to implement our strategy to increase investments in brand-building and product development, and to achieve cost savings particularly in production and purchasing. In pursuing this strategy we plan to leverage the size and scope of the Group’s operations through six accelerators - products, brands, pricing, purchasing, production efficiency and talent management.

Spending on brand-building increased during the first half by SEK 225m to 1.4% of sales from 1.1% in the first half of 2003. In addition, significant amounts were also invested in consumer insight research and related activities.

Spending on R&D also rose by approximately SEK 200m to 1.6% of sales from 1.3% in the first half of 2003. The impact on the income statement was marginal, however, since a larger portion of these expenditures was capitalized in accordance with Swedish accounting rules. The increased efforts in product development and marketing are paying off, and these investments are expected to gradually contribute to the Group’s performance.

Efforts continue to substantially reduce costs in operations. In order to address underperforming units, a number of structural changes are being implemented. Decisions have also been taken on investments in new, efficient plants in low-cost countries. These will not only contribute to reducing costs but also support expansion in growth markets.

Savings in purchasing from further consolidation of Group volumes on a global basis have so far exceeded expectations, with the exception of steel and other metals. Plans are on track in terms of increasing the share of purchases of materials and components from low-cost countries from about 20% in 2003 to about 27% in 2004. The Group is steadily consolidating the number of product platforms and increasingly utilizing them on a global basis. By means of our global product councils the Group today is able to utilize its total product development resources in a more efficient way.

So, Electrolux has made good progress against the strategic plan. Given the accelerated globalization of most consumer goods industries, it is vital to continue these changes at a high pace. I am convinced that all these efforts will further strengthen the Group’s position as the leading global company in its core areas.

Increased efforts in brand-building and R&D
 Efforts to build the Electrolux brand as our global brand have continued according to plan. During the first half of 2004, double-branding of REX with Electrolux was started. REX is the leading local brand in the Italian market. The Group also took the decision to double-brand AEG with Electrolux from 2005 and onward. The experiences of double-branding have been very positive. By the end of 2004, about 60% of all appliances sold by the Group in Europe will either be double-branded or single-branded Electrolux.

The launch of Electrolux-branded floor-care products in the higher-priced segments in the US has been successful, but volumes are still small. The roll-out of the Electrolux ICON line of appliances in the US started in April. So far nine different products have been shipped to 250 dealers in about 430 locations. An additional 19 products will be launched in the second half of 2004 and the beginning of 2005.

The number of product launches will be significantly higher this year than in 2003. On the basis of the improved product creation process and increased efforts in consumer insight, the success rate of new products should be improved. Product launches in Europe during the first half include a new line of appliances for the AEG brand, a new frost-free large capacity refrigerator/freezer and several other refrigerator models, a new dishwasher with electronic display and new ovens. During the year the Group entered into the cooking product category in Brazil through a new line of free-standing cookers and also launched new refrigerators models in China. In floor-care products the Group launched Ergospace, a new cleaner with 50% longer cord which has sold very well, and Ergorapido, a cordless, handheld cleaner with improved performance and innovative design. Within outdoor products, the new Automower was launched as the first outdoor product to be sold under the Electrolux brand. Outdoor products also launched several new chainsaws and clearing saws under the Husqvarna brand.

Electrolux has won four out of five energy awards granted by the EU commission for energy-efficient refrigerators/freezers as well as several design awards across the globe.

Addressing underperformers
 The negative trend in income for floor-care products in North America continued in the second quarter. Average selling prices in the market have declined further and demand for higher-end products has been weak. It is necessary to reduce costs in the US operation and we have now announced a number of actions including the closure of the plant in El Paso, Texas, and outsourcing of component manufacturing from the plant in Juarez, Mexico. We are also introducing more products for the lower-priced segments sourced from low-cost locations. The Electrolux-branded product range shows good profitability and has contributed positively to the mix. The Group is focusing on supporting additional growth in the higher-priced segments. The measures that have now been announced will incur a charge of approximately SEK 150m.

Profitability for the Australian white-goods operation has been under pressure for some time following reductions of custom duties and from the strong Australian currency. The Group is implementing an extensive action program to gradually restore profitability. This program includes such measures as enhancement of the product offering, consolidation of the brand portfolio and introduction of the Electrolux brand, as well as rationalization of production. The intent is now to accelerate efforts to improve efficiency in the Asian-Pacific region which is expected to incur costs of approximately SEK 250m in the second half of the year.

Investments in new plants
 The trend towards greater globalization of products and markets creates opportunities for shifting production to low-cost countries. In 2003, the Group decided on construction of four new plants for appliances, as well as expansion of capacity at two existing plants, all in low-cost locations. Since then decisions have been taken for five additional such facilities, and expansion of capacity at one existing plant. All together these expansions represent a total investment of approximately SEK 4 billion.

Highlights of first half performance
 Demand increased in most of the Group’s product areas during both the first and second quarter. Adjusted for changes in Group structure and exchange-rate fluctuations, Group sales were up 3% for the first half-year and 2% during the second quarter. Adjusted for items affecting comparability, operating income for the half-year was down 8% or SEK 337m, of which SEK -62m referred to changes in exchange rates and SEK -140m to divested operations. Operating income for the second quarter, excluding items affecting comparability was down 9% in comparable currencies and adjusted for divestments.

In terms of performance of the different business areas, the decline in operating income for both the half-year and the second quarter is primarily attributable to Consumer Durables in North America, where floor-care products showed a substantial downturn. As mentioned before, the Group has increased its investments in marketing and product development particularly in Consumer Durables in Europe and the US.

During the second quarter, higher costs for steel began to have a negative effect on income, particularly for white goods in North America. The quarter also saw a substantial drop in income in Australia. Despite the downturn for the Australian operation, substantial improvement was achieved in operating income for Consumer Durables in the Rest of the world. This business area reported positive operating income for both the half-year and the second quarter, primarily thanks to a considerable improvement in Brazil and significantly reduced losses in India and China.

Consumer Outdoor Products had a good season, with a strong second quarter in both Europe and the US. Professional Outdoor Products also performed well and reported a continued high operating margin. Professional Indoor Products also showed somewhat higher operating income adjusted for divestments, despite costs for entering the US market.

Improved cash flow and strong financial position
 Cash flow improved, both for the period as a whole and for the second quarter, primarily thanks to a reduction in working capital.

The Group’s financial position remains strong. As of June 30, the net debt-equity ratio was 0.28. The offer to shareholders to redeem every twentieth share for a cash return of SEK 200 was finalized as of June 30. Taken together, the share redemption of over SEK 3 billion and the increase of the dividend to a total of SEK 2 billion constitute the largest annual return of cash to shareholders in the history of the Group.

Expectations for the rest of the year
 We maintain the outlook for the full year 2004 and still expect operating income, excluding items affecting comparability, to be somewhat lower than in 2003. However, there is a risk that higher costs for steel could have an increasingly negative impact on income for the second half of the year. The ambition is to offset the major part of this pressure on margins through price increases, cost-reduction programs and new product launches.

NET SALES AND INCOME

Second quarter
 Net sales for the Electrolux Group in the second quarter amounted to SEK 31,950m as against SEK 33,313m for the same period in the previous year. The decline is primarily attributable to changes in exchange rates and the divestments in 2003 of the compressor operation and the shareholding in the refrigerator and freezer manufacturer Vestfrost A/S.

Changes in net sales	Second	First
	quarter	half
%	2004	2004
Changes in Group structure	-3.2	-3.1
Changes in exchange rates	-3.2	-4.6
Changes in volume/price/mix	+2.3	+3.2

Total	-4.1	-4.5

Operating income declined by 27.0% to SEK 1,759m (2,409), corresponding to 5.5% (7.2) of net sales. Income after financial items decreased by 26.5% to SEK 1,715m (2,334), which corresponds to 5.4% (7.0) of sales. Net income declined by 24.8% to SEK 1,211m (1,611), corresponding to a decline of 22.5% in net income per share to SEK 3.95 (5.10).

Items affecting comparability
Operating income for the second quarter of 2004 includes items affecting comparability in the amount of SEK -406m (0). These include expenses totaling SEK -167m for the previously announced closure of the Group’s vacuum-cleaner plant in Västervik, Sweden, and
SEK -239m for settlement of a vacuum-cleaner lawsuit in the US.

Items affecting comparability	Second	Second	First	First
	quarter	quarter	half	half
SEKm	2004	2003	2004	2003
Restructuring provisions and write-downs
Refrigerator plant in Greenville, USA (Q1 2004)			-979
Vacuum-cleaner plant in Västervik, Sweden (Q2 2004)	-167		-167
Other
Settlement agreement in vacuum-cleaner lawsuit in the US (Q2 2004)	-239		-239

Total	-406		-1,385

Income excluding items affecting comparability
Excluding the above-mentioned items affecting comparability, operating income declined by 10.1% to SEK 2,165m (2,409), representing 6.8% (7.2) of net sales. Income after financial items decreased by 9.1% to SEK 2,121m (2,334), corresponding to 6.6% (7.0) of net sales. Net income decreased by 7.0% to SEK 1,499m (1,611), corresponding to a decline of 2.9% in net income per share to SEK 4.95 (5.10).

Effects of changes in exchange rates
Changes in exchange rates compared with the second quarter of 2003, had a positive impact on operating income of approximately SEK 63m, primarily due to positive transaction effects.

Translation of income statements in subsidiaries had a negative effect of approximately SEK -87m, mainly due to the strengthening of the Swedish krona against the US dollar. The transaction effect was approximately SEK 150m.

Income after financial items was affected by changes in exchange rates in the amount of approximately SEK 66m.

First half of 2004
 Net sales for the Electrolux Group in the first half of 2004 amounted to SEK 62,443m, as against SEK 65,375m for the same period in the previous year. The decrease is mainly due to changes in exchange rates and divestments of operations, see table above.

Operating income declined by 40.9% to SEK 2,485m (4,207), corresponding to 4.0% (6.4) of net sales. Income after financial items decreased by 42.8% to SEK 2,363m (4,132), which corresponds to 3.8% (6.3) of sales. Net income amounted to SEK 1,743m (2,857), corresponding to SEK 5.70 (9.05) per share.

Changes in exchange rates compared to the previous year, including both translation and transaction effects, had a negative impact on operating income of approximately SEK -62m. This effect is mainly due to the strengthening of the Swedish krona against the US dollar.

Income excluding items affecting comparability
Excluding the previously mentioned items affecting comparability, operating income declined by 8.0% to SEK 3,870m (4,207), representing 6.2% (6.4) of net sales. Income after financial items decreased by 9.3% to SEK 3,748m (4,132), corresponding to 6.0% (6.3) of net sales. Net income decreased by 7.6% to SEK 2,641m (2,857), corresponding to a decline of 4.4% in net income per share to SEK 8.65 (9.05).

Net sales and operating income by business area
Net sales for Consumer durables decreased by 2.6% to SEK 54,126m (55,575). Operating income, excluding items affecting comparability, declined by 3.3% to SEK 3,242m (3,351), corresponding to an operating margin of 6.0% (6.0).

Net sales for Professional products declined by 15.0% to SEK 8,284m (9,753). Operating income, excluding items affecting comparability, decreased by 15.0% to SEK 1,015m (1,194), corresponding to an operating margin of 12.3% (12.2). The decline in sales and operating income for this business area refers mainly to divestments.

For change in net sales and operating income in comparable currencies, see table on page 18.

Outlook for 2004*)
Market demand in 2004 is expected to show some growth from the previous year in both Europe and North America.

On the basis of increased spending on R&D and brand-building aimed at strengthening the Group long-term, as well as expectations for continued negative impact from changes in exchange rates, operating income for the full year 2004 is expected to be somewhat lower than in 2003, excluding items affecting comparability. There is a risk, that higher costs for steel could have an increasingly negative impact on income for the second half of the year, however.

*) The outlook is unchanged from when it was first reported in February, 2004, with the exception of the last sentence. The outlook reported in February, 2004 stated:

Market demand in 2004 is expected to show some growth from the previous year in both Europe and North America.

On the basis of increased spending on R&D and brand-building aimed at strengthening the Group long-term, as well as expectations for continued negative impact from changes in exchange rates, operating income for the full year 2004 is expected to be somewhat lower than in 2003, excluding items affecting comparability.

Cash flow
 Cash flow from operations and investments in the second quarter was SEK 1,823m as against SEK 1,502m in the previous year. The improvement is mainly due to a decrease in working capital. Capital expenditures increased compared with the second quarter 2003.

For the first half of the year, cash flow from operations and investments was SEK -1,288m as against SEK -2,343m in the previous year. The improvement is mainly due to a lower increase in working capital, particularly accounts receivable, as well as lower spending in the restructuring programs. Capital expenditures were higher than in the previous year.

	Second	Second	First	First
Cash flow	quarter	quarter	half	half	Full year
SEKm	2004	2003	2004	2003	2003
Cash flow from operations, excluding change in operating assets and liabilities	1,969	2,304	3,941	4,214	7,124
Change in operating assets and liabilities	1,136	-204	-2,987	-5,340	-831
Capital expenditure in tangible fixed assets	-1,075	-784	-1,807	-1,409	-3,463
Other	-207	186	-435	192	36

Cash flow from operations and investments	1,823	1,502	-1,288	-2,343	2,866

FINANCIAL POSITION

Equity
 Equity, as of June 30, 2004, amounted to SEK 22,715m (27,391), which corresponds to SEK 77.90 (87.70) per share. The decline refers mainly to redemption of shares, and the one-time charge of SEK 1,599m to opening equity following the implementation of the new Swedish accounting standard RR 29, Employee benefits, relating to pension costs and other employee benefits.

Return on equity was 13.6% (20.5). Excluding items affecting comparability, return on equity was 20.6% (20.5).

Change in equity	First	First
	half	half	Full year
SEKm	2004	2003	2003
Opening balance	27,462	27,629	27,629
Adjustment of opening balance1)	-1,599	—	—
Dividend payment	-1,993	-1,894	-1,894
Repurchase of shares, net	-78	-872	-1,669
Redemption of shares2)	-3,036	—	—
Minimum liability, US pensions	—	—	-123
Translation differences	216	-329	-1,259
Net income	1,743	2,857	4,778

Closing balance	22,715	27,391	27,462

1) One-time effect of implementing the new accounting standard RR 29, Employee benefits.

2) See page 12 for information on redemption.

Net borrowings
 Net borrowings increased to SEK 6,408m (5,707). Liquid funds at the end of the period amounted to SEK 6,483m (9,426). Interest-bearing liabilities declined to SEK 12,891m (15,133).

The net debt/equity ratio was 0.28 (0.20), and the equity/assets ratio was 31.4% (37.3).

Net borrowings	June 30	June 30	Dec. 31
SEKm	2004	2003	2003
Interest-bearing liabilities	12,891	15,133	12,501
Liquid funds	-6,483	-9,426	-12,602

Net borrowings	6,408	5,707	-101
Net debt/equity ratio	0.28	0.20	0.00
Equity/assets ratio, %	31.4	37.3	42.7

Net assets
 Net assets as of June 30, 2004, amounted to SEK 28,218m (32,377). Average net assets for the period amounted to SEK 28,647m (31,396). Adjusted for items affecting comparability, average net assets amounted to SEK 31,951m (33,803), corresponding to 25.6% (25.9) of net sales.

The decline in average net assets referred mainly to changes in exchange rates, divestment of operations and the adjustment of opening equity following the implementation of the new accounting standard for employee benefits.

The return on net assets was 17.3% as against 26.8% in the previous year. Excluding items affecting comparability, the return on net assets was 24.2% (24.9).

Working capital
 Working capital as of June 30, 2004, amounted to SEK 3,782m (7,825), corresponding to 3.0% (5.9) of annualized net sales.

Inventories amounted to SEK 16,493m (16,300), and accounts receivable to SEK 24,782m (26,767), corresponding to 12.9% (12.2) and 19.4% (20.1) of annualized net sales, respectively. Accounts payable amounted to SEK 15,778m (16,025), corresponding to 12.3% (12.0) of annualized net sales.

VALUE CREATED
 Total value created during the first half of 2004 amounted to SEK 1,953m (2,010). The WACC rate for 2004 is calculated at 12% as compared to 13% for 2003.

The change in the WACC rate has positively impacted value creation by SEK 160m. Somewhat lower operating income in 2004 was offset by lower average net assets. The capital-turnover rate was 3.91 as compared with 3.87 in the previous year.

OPERATIONS BY BUSINESS AREA IN THE SECOND QUARTER

Consumer Durables, Europe

Consumer Durables, Europe	Second	Second	First	First
	quarter	quarter	half	half	Full year
SEKm	2004	2003	2004	2003	2003
Net sales	9,927	10,456	20,313	21,299	44,267
Operating income	760	737	1,401	1,376	3,289
Operating margin, %	7.7	7.0	6.9	6.5	7.4

Total industry shipments of core appliances in Europe increased in volume by approximately 2% over the second quarter of 2003. Shipments in Western Europe were largely unchanged, while Eastern Europe showed an increase of approximately 5%.

Industry shipments of core appliances in Europe	Second	First
	quarter	half
Year-over-year, %	2004	2004
Western Europe	+0.7	+1.1
Eastern Europe (excl. Turkey)	+4.7	+7.2

Total Europe	+1.5	+2.3

Group sales of appliances in Europe in the second quarter decreased somewhat compared with the same period in 2003. Operating income and margin was in line with the previous year, despite increased investments in brand-building and product development. Both sales and operating income were adversely impacted by the divestment of the 50% holding in Vestfrost A/S and lower deliveries for certain less profitable product segments.

Demand for floor-care products in Europe showed good growth, although in the lower price segments. Sales for the Group’s European operation declined compared with the second quarter in 2003. Operating income and margin improved as new product launches helped improve price/mix.

Consumer Durables, North America

Consumer Durables, North America	Second	Second	First	First
	quarter	quarter	half	half	Full year
SEKm	2004	2003	2004	2003	2003
Net sales	7,691	8,424	15,056	16,345	32,247
Operating income	335	528	612	919	1,583
Operating margin, %	4.4	6.3	4.1	5.6	4.9

Industry shipments of core appliances in the US increased in volume in the second quarter by approximately 9%1). Shipments of major appliances, i.e., including room air-conditioners and microwave ovens, rose by approximately 2%1).

Industry shipments of core appliances in North America	Second		First
	quarter		half
Year-over-year, %	2004		2004
Core appliances	+9,1	1)	+9,5	1)
Major appliances	+1,6	1)	+4,6	1)

1) Preliminary market data

Group sales of core appliances in North America in the second quarter increased somewhat in USD but declined in SEK. Sales for room air-conditioners were substantially down from the previous year. Operating income was largely unchanged in USD, despite increased costs for steel and higher investments in brand-building and new products.

The market for floor-care products in the US increased in volume during the second quarter, mainly in the lower-priced segments. Sales for the Group’s American operation declined substantially. Operating income showed a considerable downturn as a result of lower volumes, downward pressure on prices, as well as higher costs for marketing and brand-building.

Consumer Durables, Rest of the world

Consumer Durables, Rest of the world	Second	Second	First	First
	quarter	quarter	half	half	Full year
SEKm	2004	2003	2004	2003	2003
Net sales	3,323	3,053	6,470	5,940	12,544
Operating income	2	-49	7	-169	0
Operating margin, %	0.1	-1.6	0.1	-2.8	0.0

The market for core appliances in Brazil showed an upturn compared with a weak second quarter in 2003. Group sales of appliances showed strong growth on the basis of new products and the Group’s strong relations with successful retailers. Operating income improved and was positive.

Group sales in India in the second quarter were in line with the previous year. Operating income for the Indian operation showed a substantial improvement as a result of implemented restructuring, but was still negative. Group sales of appliances in China declined from the previous year, which mainly referred to room air-conditioners. Operating income for the Chinese operation improved considerably due to restructuring and cost-cutting, but was still negative.

Demand for appliances in Australia showed an upturn. Sales for the Group’s Australian operation declined and operating income showed a substantial downturn.

Overall, operating income for the appliance operation outside Europe and North America improved.

Consumer Durables, Outdoor Products

Outdoor products	Second	Second	First	First
	quarter	quarter	half	half	Full year
SEKm	2004	2003	2004	2003	2003
Net sales	6,676	6,269	12,287	11,991	17,223
Operating income	715	720	1,222	1,225	1,493
Operating margin, %	10.7	11.5	9.9	10.2	8.7

Demand for consumer outdoor products in Europe is estimated to have been largely unchanged in the second quarter compared to the second quarter of 2003. Sales and operating income for the European operation increased, mainly as a result of good growth for products imported from the US operation and increased volumes in the UK following new product launches and increased promotion. Operating margin showed an improvement from the previous year.

Sales of consumer outdoor products in North America showed good growth in USD in most product areas during the quarter. Operating income was largely unchanged from the previous year in local currency, margin remained at a high level.

Professional Indoor Products

Professional Indoor Products	Second	Second	First	First
	quarter	quarter	half	half	Full year
SEKm	2004	2003	2004	2003	2003
Net sales	1,693	2,496	3,251	4,661	8,113
Operating income	132	193	226	331	556
Operating margin, %	7.8	7.7	7.0	7.1	6.9

Demand for food-service equipment in Europe is estimated to have been largely unchanged in the second quarter compared with the previous year. Overall, sales for this product line declined somewhat but showed good growth in Southern Europe. Operating income was unchanged with a higher margin, despite costs for entering the US market.

Sales for laundry equipment in the second quarter were somewhat lower than in 2003, mainly due to changes in exchange rates but also as a result of lower volumes in several European markets. Operating income and margin decreased somewhat.

The decline in sales and operating income for this business area is mainly due to the divestment of the compressor operation as of August 1, 2003.

Professional Outdoor Products

Professional Outdoor Products	Second	Second	First	First
	quarter	quarter	half	half	Full year
SEKm	2004	2003	2004	2003	2003
Net sales	2,624	2,592	5,033	5,092	9,596
Operating income	446	448	789	863	1,462
Operating margin, %	17.0	17.3	15.7	16.9	15.2

Market demand for professional outdoor products is estimated to have shown some growth in the second quarter compared to the same period in the previous year.

Group sales of chainsaws showed strong volume growth, although mainly for lower-specified models. Sales for professional lawn and garden equipment were lower than in the second quarter of 2003, while sales for diamond tools and power cutters were unchanged in SEK.

Overall, sales for Professional Outdoor Products increased. Operating income and margin were largely unchanged in the second quarter due to less favorable exchange rates.

STRUCTURAL CHANGES
 A decision has been taken regarding an action program to improve profitability of the Group’s vacuum-cleaner operations in the US. The measures include closure of the production in El Paso, Texas, and transfer to the Mexican plant, as well as outsourcing components manufacturing from the plant in Juarez, Mexico. The measures are expected to be implemented at the end of the third quarter of 2004. These changes affect about 850 employees and are expected to result in a charge of approximately SEK 150m in the third quarter.

In the beginning of July 2004, an evaluation was initiated regarding a potential closure of a cooker plant in Reims, France, as part of the on-going consolidation of European production. The plant has approximately 240 employees. A closure would incur an estimated total cost of approximately SEK 350m, including write-down of assets and other related costs.

As a result of the weak trend in income for the Group’s operation in Asia Pacific, actions to improve efficiency will be accelerated and are expected to result in total costs of approximately SEK 250m in the second half of the year.

Earlier this year, decisions were made to close a US refrigerator plant in Greenville, Michigan, during the second quarter of 2005 and a vacuum cleaner plant in Västervik, Sweden, during the first quarter of 2005. The costs for closing the Greenville plant is estimated at SEK 1,100m, of which SEK 979m was charged against operating income for the first quarter of 2004. The cost for closing the Västervik plant is estimated at SEK 200, of which SEK 167m was taken in the second quarter of 2004.

INVESTMENTS
 The Board has approved an investment of approximately SEK 500m in a new plant for washing machines with an annual capacity of 600,000 units, and an investment of approximately SEK 275m for a new plant for dishwashers with an annual capacity of 400,000 units. Both factories will be located in Eastern Europe with start-up planned for 2005/2006.

The board has also approved an investment of approximately SEK 300m in a plant for refrigerators in Thailand, with an annual capacity of 500,000 units. Start-up is planned for 2006.

REDEMPTION AND REPURCHASE OF SHARES

Redemption of shares
 The Extraordinary General Meeting of Shareholders on June 16, 2004, adopted the resolutions required for the redemption offer and payment to shareholders. A total of 15,179,692 shares were tendered for redemption, corresponding to a value of over SEK 3 billion. Payment for the redeemed shares was made to the shareholders on June 30.

The decision to make the redemption offer was made at the Annual General Meeting of Shareholders on April 21, 2004, involving a right for the shareholders to redeem every twentieth share against cash payment of SEK 200. The decision was made on the basis of the Group’s strong balance sheet and the ambition to contribute to increased shareholder value.

The redemption reduced Electrolux share capital by SEK 75,898,460, corresponding to the par value of SEK 5 per redeemed share. Following redemption, Electrolux share capital is SEK

1,544,601,540, corresponding to 9,502,275 A-shares and 299,418,033 B-shares, or a total of 308,920,308 shares.

Repurchase and transfer of own shares
 The Annual General Meeting authorized the Board of Directors, as in previous years, to repurchase shares in an amount such that, following each repurchase, the company holds a maximum of 10% of the total number of shares. Purchases of shares may only be made through transactions on The Stockholm Exchange and/or London Stock Exchange at a price within the prevailing registered price interval.

As of June 30, 2004, Electrolux held 17,489,400 B-shares, corresponding to 5.7% of the total number of outstanding shares.

During the first quarter of 2004, the repurchased number of shares was 500,000. There was no repurchase of shares during the second quarter.

	Total number of	Total number
Cancellation and repurchase of	outstanding	of outstanding	No. of shares held	No. of shares held by
shares in 2004	A-shares	B-shares	by Electrolux	other shareholders
As of January 1, 2004	10,000,000	314,100,000	17,000,000	307,100,000
Repurchase of shares in first quarter of 2004			500,000	-500,000
Shares sold to senior managers under the terms of the employee stock option programs in first quarter of 2004			-10,600	10,600

As of March 31, 2004	10,000,000	314,100,000	17,489,400	306,610,600
Redemption of shares during the second quarter	-497,725	-14,681,967		-15,179,692

Number of shares as of June 30, 2004	9,502,275	299,418,033	17,489,400	291,430,908

Board authorizes additional repurchases of own shares
 The Board has authorized additional share repurchases in accordance with the authorization by the Annual General Meeting of Shareholders in April 2004. With reference to the current holding of own shares, a maximum of 13,402,630 shares could be repurchased.

The purpose of the buy-backs is to continually maintain the capability to adapt the capital structure to the needs of the company, thereby contributing to increased shareholder value, and to use the repurchased shares for financing potential corporate acquisitions and the company’s long-term incentive programs.

On the basis of the Group’s financial statements for the year 2003, and the closing price of SEK 142.50 on July 8, 2004, a buy-back of 4.3% of the shares made already at January 1, 2003, would have led to an increase in net income per share for 2003 from SEK 15.25 to approximately SEK 15.70 as well as an improvement of return on equity from 17.3% to 18.3%. The buy-back would also have increased the net debt/equity ratio at year-end from 0.00 to 0.07.

OTHER ITEMS

Settlement of US vacuum-cleaner lawsuit
 In May, a settlement agreement was reached in a lawsuit regarding upright vacuum cleaners in the US. The settlement was made to avoid the uncertainty associated with a jury decision. According to the terms of the settlement, Electrolux paid the plaintiff USD 30m. Including legal expenses this amounted to SEK 239m, which was charged against operating income during the second quarter.

Asbestos litigation in the US
 Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

As of June 30, 2004, the Group had a total of 779 lawsuits pending, representing approximately 18,300 plaintiffs. A total of 115 new cases with approximately 294 plaintiffs were filed during the second quarter of 2004 and 68 pending cases were resolved. Approximately 17,100 of the plaintiffs relate to cases pending in the state of Mississippi.

Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.

Parent Company
 Net sales for the Parent Company, AB Electrolux, for the first half of 2004 amounted to SEK 3,262m (3,175). Income after financial items was SEK 2,436m (5,147), including dividends from subsidiaries in the amount of SEK 3,318m (4,495). Capital expenditures in tangible and intangible assets were SEK 201m (31). Liquid funds at the end of the period amounted to SEK 2,289m (4,667) as against SEK 8,767m at the start of the year.

Stockholm, July 16, 2004

Hans Stråberg
President and CEO

Factors affecting forward-looking statements
 This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

CONSOLIDATED INCOME STATEMENT, SEKM

	Second	Second	First	First	Full
	quarter	quarter	half	half	year
	2004	2003	2004	2003	2003
Net sales	31,950	33,313	62,443	65,375	124,077
Cost of goods sold	-23,950	-25,073	-47,001	-49,585	-93,742
Selling expense	-4,513	-4,379	-8,854	-8,596	-16,877
Administrative expense	-1,340	-1,414	-2,715	-2,892	-5,699
Other operating income/expense	18	-38	-3	-95	-121
Items affecting comparability	-406	—	-1,385	—	-463

Operating income*	1,759	2,409	2,485	4,207	7,175
Margin, %	5.5	7.2	4.0	6.4	5.8

Financial items, net	-44	-75	-122	-75	-169

Income after financial items	1,715	2,334	2,363	4,132	7,006
Margin, %	5.4	7.0	3.8	6.3	5.6
Taxes	-503	-721	-619	-1,277	-2,226
Minority interests in net income	-1	-2	-1	2	-2

Net income	1,211	1,611	1,743	2,857	4,778
* Including depreciation and amortization in the amount of:	-771	-848	-1,585	-1,702	-3,353
Net income per share, SEK	3.95	5.10	5.70	9.05	15.25

Number of shares after buy-backs, million	291.4	312.2	291.4	312.2	307.1
Average number of shares after buy-backs, million	304.1	314.0	305.4	315.1	313.3

CONSOLIDATED BALANCE SHEET, SEKM

	June 30	June 30	Full year
	2004	2003	2003
Assets
Fixed assets	26,052	26,653	23,610
Inventories, etc.	16,493	16,300	14,945
Accounts receivable	24,782	26,767	21,172
Other receivables	5,051	5,218	4,699
Liquid funds	6,483	9,426	12,602

Total assets	78,861	84,364	77,028

Equity and liabilities Shareholders’ equity	22,715	27,391	27,462
Minority interests	30	565	27
Interest-bearing liabilities and provisions	12,891	15,133	12,501
Non-interest-bearing liabilities and provisions	43,225	41,275	37,038

Total equity and liabilities	78,861	84,364	77,028

Contingent liabilities	1,247	1,286	1,179

CHANGE IN EQUITY, SEKM

	First	First
	half	half	Full year
	2004	2003	2003
Opening balance	27,462	27,629	27,629
Adjustment of opening balance1)	-1,599	—	—
Dividend payment	-1,993	-1,894	-1,894
Repurchase of shares, net	-78	-872	-1,669
Redemption of shares	-3,036	—	—
Minimum liability, US pensions	—	—	-123
Translation differences	216	-329	-1,259
Net income	1,743	2,857	4,778
Closing balance	22,715	27,391	27,462

1) One-time effect of implementing the new accounting standard RR 29, Employee benefits.

CONSOLIDATED CASH FLOW STATEMENT, SEKM

	Second	Second	First	First
	quarter	quarter	half	half	Full year
	2004	2003	2004	2003	2003
Operations
Income after financial items	1,715	2,334	2,363	4,132	7,006
Depreciation and amortization	771	848	1,585	1,702	3,353
Provisions and capital gains/losses	104	-164	1,028	-692	-1,418
Taxes paid	-621	-714	-1,035	-928	-1,817
Changes in operating assets and liabilities
Change in inventories	-167	282	-1,303	-920	-746
Change in accounts receivable	204	-36	-3,070	-5,109	-1,624
Change in accounts payable	167	-1,032	706	190	582
Change in other operating assets and liabilities	932	582	680	499	957

Cash flow from operations	3,105	2,100	954	-1,126	6,293
Investments
Acquisition and divestment of operations	—	—	—	—	857
Capital expenditure in tangible fixed assets	-1,075	-784	-1,807	-1,409	-3,463
Capitalization of product development and software	-169	-124	-310	-174	-470
Other	-38	310	-125	366	506

Cash flow from investments	-1,282	-598	-2,242	-1,217	-2,570
Total cash flow from operations and investments	1,823	1,502	-1,288	-2,343	3,723
Financing
Change in interest-bearing liabilities	838	-862	53	439	-1,480
Dividend	-1,993	-1,894	-1,993	-1,894	-1,894
Redemption and repurchase of shares, net	-3,036	-499	-3,114	-872	-1,669

Cash flow from financing	-4,191	-3,255	-5,054	-2,327	-5,043
Total cash flow	-2,368	-1,753	-6,342	-4,670	-1,320
Liquid funds at beginning of period	8,788	11,324	12,602	14,300	14,300
Exchange-rate differences referring to liquid funds	63	-145	223	-204	-378
Liquid funds at end of period	6,483	9,426	6,483	9,426	12,602

Change in net borrowings
Total cash flow excl. change in loans	-3,206	-891	-6,395	-5,109	160
Net borrowings at beginning of period	-3,991	-5,400	101	-1,398	-1,398
Exchange-rate differences referring to net borrowings	789	584	-114	800	1,339
Net borrowings at end of period	-6,408	-5,707	-6,408	-5,707	101

NET SALES BY BUSINESS AREA, SEKM

	Second	Second	First	First
	quarter	quarter	half	half	Full year
	2004	2003	2004	2003	2003
Consumer Durables
Europe	9,927	10,456	20,313	21,299	44,267
North America	7,691	8,424	15,056	16,345	32,247
Rest of the world	3,323	3,053	6,470	5,940	12,544
Outdoor products	6,676	6,269	12,287	11,991	17,223

Total Consumer Durables	27,617	28,202	54,126	55,575	106,281
Professional Products
Indoor	1,693	2,496	3,251	4,661	8,113
Outdoor	2,624	2,592	5,033	5,092	9,596

Total Professional Products	4,317	5,088	8,284	9,753	17,709
Other	16	23	33	47	87

Total	31,950	33,313	62,443	65,375	124,077

OPERATING INCOME BY BUSINESS AREA, SEKM

	Second	Second	First	First
	quarter	quarter	half	half	Full year
	2004	2003	2004	2003	2003
Consumer Durables
Europe	760	737	1,401	1,376	3,289
Margin, %	7.7	7.0	6.9	6.5	7.4
North America	335	528	612	919	1,583
Margin, %	4.4	6.3	4.1	5.6	4.9
Rest of the world	2	-49	7	-169	0
Margin, %	0.1	-1.6	0.1	-2.8	0.0
Outdoor products	715	720	1,222	1,225	1,493
Margin, %	10.7	11.5	9.9	10.2	8.7

Total Consumer Durables	1,812	1,936	3,242	3,351	6,365
Margin, %	6.6	6.9	6.0	6.0	6.0
Professional Products
Indoor	132	193	226	331	556
Margin, %	7.8	7.7	7.0	7.1	6.9
Outdoor	446	448	789	863	1,462
Margin, %	17.0	17.3	15.7	16.9	15.2

Total Professional Products	578	641	1,015	1,194	2,018
Margin, %	13.4	12.6	12.3	12.2	11.4
Common Group costs, etc.	-225	-168	-387	-338	-745
Items affecting comparability	-406	0	-1,385	0	-463

Total	1,759	2,409	2,485	4,207	7,175

CHANGE IN NET SALES BY BUSINESS AREA

Change in net sales		Second		First
		quarter		half
	Second	2004	First	2004
	quarter	in comparable	half	in comparable
Year-over-year, %	2004	currency	2004	currency
Consumer Durables
Europe	-5.1	-4.9	-4.6	-4.0
North America	-8.7	-2.3	-7.9	1.6
Rest of the world	8.8	11.3	8.9	9.9
Outdoor products	6.5	12.2	2.5	10.7

Total Consumer Durables	-2.1	1.5	-2.6	2.3
Professional Products
Indoor	-32.2	-31.7	-30.3	-29.4
Outdoor	1.2	4.1	-1.1	2.8

Total Professional Products	-15.2	-13.4	-15.1	-12.6

Total	-4.1	-0.8	-4.5	0.1

CHANGE IN OPERATING INCOME BY BUSINESS AREA

Change in operating income		Second		First
		quarter		half
	Second	2004	First	2004
	quarter	in comparable	half	in comparable
Year-over-year, %	2004	currency	2004	currency
Consumer Durables
Europe	3.1	3.2	1,8	2,5
North America	-36.6	-33.0	-33,5	-27,8
Rest of the world	104.0	118.4	104,2	106.1
Outdoor products	-0.6	5.3	-0.3	8.7

Total Consumer Durables	-6.4	-2.7	-3.3	1.9
Professional Products
Indoor	-31.3	-31.1	-31.6	-31.5
Outdoor	-0.5	1.1	-8.5	-7.1

Total Professional Products	-9.8	-8.5	-14.9	-13.8
Total, excluding items affecting comparability	-10.1	-6.5	-8.0	-3.5

Total	-27.0	-24.0	-40.9	-39.7

KEY RATIOS

	Second	Second	First	First	Full
	quarter	quarter	half	half	year
	2004	2003	2004	2003	2003
Net income per share, SEK1)	3.95	5.10	5.70	9.05	15.25
Excl. items affecting comparability	4.95	5.10	8.65	9.05	16.75
Return on equity, %2)			13.6	20.5	17.3
Excl. items affecting comparability			20.6	20.5	18.9
Return on net assets, %3)			17.3	26.8	23.9
Excl. items affecting comparability			24.2	24.9	23.7
Net debt/equity ratio4)			0.28	0.20	0.00
Capital expenditure, SEKm	1,075	784	1,807	1,409	3,463
Average number of employees	73,123	80,282	73,227	79,895	77,140

1)	Based on an average of 304.1 (314.0) million shares after share redemption and buy-backs for the second quarter and 305.4 (315.1) million for the first half of the year.

2)	Net income, expressed as a percentage of average equity.

3)	Operating income, expressed as a percentage of average net assets.

4)	Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to adjusted equity.

EXCHANGE RATES IN SEK

	First	First	Full
	half	half	year
	2004	2003	2003
USD, average	7.47	8.32	8.08
USD, end of period	7.53	8.04	7.26
EUR, average	9.16	9.17	9.13
EUR, end of period	9.14	9.17	9.07
GBP, average	13.53	13.44	13.25
GBP, end of period	13.62	13.25	12.87

NET SALES AND INCOME PER QUARTER, SEKM

Net sales and income		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Net sales, SEKm	2004	30,493	31,950
	2003	32,062	33,313	30,387	28,315	124,077

Operating income, SEKm	2004	726	1,759
	Margin, %	2.4	5.5
	20041)	1,705	2,165
	Margin, %	5.6	6.8
	2003	1,798	2,409	1,320	1,648	7,175
	Margin, %	5.6	7.2	4.3	5.8	5.8
	20032)	1,798	2,409	1,698	1,733	7,638
	Margin, %	5.6	7.2	5.6	6.1	6.2

Income after financial items, SEKm	2004	648	1,715
	Margin, %	2.1	5.4
	20041)	1,627	2,121
	Margin, %	5.3	6.6
	2003	1,798	2,334	1,286	1,588	7,006
	Margin, %	5.6	7.0	4.2	5.6	5.6
	20032)	1,798	2,334	1,664	1,673	7,469
	Margin, %	5.6	7.0	5.5	5.9	6.0

Net income, SEKm	2004	532	1,211
	20041)	1,142	1,499
	2003	1,246	1,611	767	1,154	4,778
	20032)	1,246	1,611	1,145	1,239	5,241

Net income per share, SEK	2004	1.75	3.95
	20041)	3.70	4.95
	2003	3.95	5.10	2.50	3.70	15.25
	2003	3.95	5.10	3.70	4.00	16.75

Value creation, SEKm	2004	776	1,177
	2003	731	1,279	649	790	3,449

1)	Excluding items affecting comparability, which amounted to SEK -979m in the first quarter and SEK -406m in the second quarter.

2)	Excluding items affecting comparability, which amounted to SEK -378m in the third quarter and SEK -85m in the fourth quarter.

NET SALES BY BUSINESS AREA, PER QUARTER, SEKM

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Europe	2004	10,386	9,927
	2003	10,843	10,456	11,445	11,523	44,267

North America	2004	7,365	7,691
	2003	7,921	8,424	8,396	7,506	32,247

Rest of the world	2004	3,147	3,323
	2003	2,887	3,053	3,070	3,534	12,544

Outdoor products	2004	5,611	6,676
	2003	5,722	6,269	3,462	1,770	17,223

Total Consumer Durables	2004	26,509	27,617
	2003	27,373	28,202	26,373	24,333	106,281

Professional Indoor Products	2004	1,558	1,693
	2003	2,165	2,496	1,718	1,734	8,113

Professional Outdoor Products	2004	2,409	2,624
	2003	2,500	2,592	2,274	2,230	9,596

Total Professional Products	2004	3,967	4,317
	2003	4,665	5,088	3,992	3,964	17,709

OPERATING INCOME BY BUSINESS AREA, PER QUARTER, SEKM

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year
Europe	2004	641	760
	Margin, %	6.2	7.7
	2003	639	737	875	1,038	3,289
	Margin, %	5.9	7.0	7.6	9.0	7.4

North America	2004	277	335
	Margin, %	3.8	4.4
	2003	391	528	318	346	1,583
	Margin, %	4.9	6.3	3.8	4.6	4.9

Rest of the world	2004	5	2
	Margin, %	0.2	0.1
	2003	-120	-49	12	157	0
	Margin, %	-4.2	-1.6	0.4	4.4	0.0

Outdoor products	2004	507	715
	Margin, %	9.0	10.7
	2003	505	720	220	48	1,493
	Margin, %	8.8	11.5	6.4	2.7	8.7

Professional Indoor Products	2004	94	132
	Margin, %	6.0	7.8
	2003	138	193	124	101	556
	Margin, %	6.4	7.7	7.2	5.8	6.9

Professional Outdoor Products	2004	343	446
	Margin, %	14.2	17.0
	2003	415	448	341	258	1,462
	Margin, %	16.6	17.3	15,0	11.6	15.2

Common Group costs, etc.	2004	-162	-225
	2003	-170	-168	-192	-215	-745

Items affecting comparability	2004	-979	-406
	2003	—	—	-378	-85	-463

FIVE-YEAR REVIEW

	2003	2002	2001	2000	1999
Net sales, SEKm	124,077	133,150	135,803	124,493	119,550
Operating income, SEKm	7,175	7,731	6,281	7,602	7,204
Margin, %	5.8	5.8	4.6	6.1	6.0
Margin, excluding items affecting comparability, %	6.2	6.1	4.7	6.5	6.2

Income after financial items, SEKm	7,006	7,545	5,215	6,530	6,142
Margin, %	5.6	5.7	3.8	5.2	5.1
Margin, excluding items affecting comparability, %	6.0	6.0	3.9	5.6	5.3

Net income, SEKm	4,778	5,095	3,870	4,457	4,175
Net income per share, SEK	15.25	15.60	11.35	12.40	11.40
Average number of shares after buy-backs, million	313.3	327.1	340.1	359.1	366.2
Dividend, adjusted for share issues, SEK	6.50	6.00	4.50	4.00	3.50

Value creation, SEKm	3,449	3,461	262	2,423	1,782
Return on equity, %	17.3	17.2	13.2	17.0	17.1
Return on net assets, %	23.9	22.1	15.0	19.6	18.3
Net debt/equity ratio	0.00	0.05	0.37	0.63	0.50
Capital expenditure, SEKm	3,463	3,335	4,195	4,423	4,439
Average number of employees	77,140	81,971	87,139	87,128	92,916

DEFINITIONS

Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at balance day exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets, excluding liquid funds, interest-bearing financial receivables, as well as non-interest-bearing liabilities and provisions.

Adjusted equity	Equity, including minority interests.

Working capital	Net assets less fixed assets and deferred tax assets/liabilities.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to adjusted equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios

Net income per share	Net income divided by the average number of shares after buy-backs.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability. [(Net sales - operating costs = operating income) - (WACC x average net assets)]. The WACC for 2004 is 12% before tax. For 2003 and 2002 the WACC was 13% and for previous years 14%.

Return on equity	Net income expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

This report has not been audited.

In this report Electrolux has applied the same accounting principles as in the Annual Report for 2003, as described in note 1, with the exception of employee benefits. The new accounting standard RR 29, Employee benefits, has been applied as of January 1, 2004. Historical data have not been restated.

Telephone conference and presentation
 A telephone conference will be held at 14.00 CET on July 16, 2004. The conference will be chaired by Hans Stråberg, President and CEO of Electrolux, and Fredrik Rystedt, CAO. A slide presentation is available on the Electrolux website: www.electrolux.com/latestreport

Financial reports in 2004
 Quarterly report, 3rd quarter     October 20

For more information
 Financial information from Electrolux is also available at www.electrolux.com/ir